c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o Jefferies LLC

520 Madison Ave

New York, New York 10022

June 1, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell

Re: AEVEX Corp.

Registration Statement on Form S-1

File No. 333-296396

Acceleration Request

Requested Date: June 3, 2026

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of AEVEX Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on June 3, 2026, or at such later time as the Company or its outside counsel, Kirkland & Ellis LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as the representative of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name:	Ryan Cunn
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

JEFFERIES LLC

By:	/s/ Scott Skidmore
Name:	Scott Skidmore
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]